EXHIBIT 21
SUBSIDIARIES OF AMERIGAS PARTNERS, L.P.

SUBSIDIARY	OWNERSHIP	STATE OF INCORPORATION
AmeriGas Finance Corp	100%	Delaware
AmeriGas Eagle Finance Corp.	100%	Delaware
AP Eagle Finance Corp.	100%	Delaware
AmeriGas Propane L.P.	(1)	Delaware
AmeriGas Propane Parts & Service, Inc.	100%	Pennsylvania
AmeriGas Eagle Propane, L.P.	(2)	Delaware
AmeriGas Eagle Parts & Service, Inc.	100%	Pennsylvania
AmeriGas Eagle Propane, Inc.	100%	Delaware
AmerE Holdings, Inc.	100%	Delaware
AmeriGas Eagle Holdings, Inc.(3)	100%	Delaware
Active Propane of Wisconsin, LLC	100%	Delaware

(1)	AmeriGas Propane, Inc. is the general partner owning 1.01%; AmeriGas Partners, L.P. holds all limited partner interests owning 98.9899%

(2)	99% owned by AmeriGas Propane, L.P. and <0.5% owned by AmeriGas Eagle Holdings, Inc. (GP) and an unrelated third party

(3)	AmeriGas Eagle Holdings, Inc. owns <0.5% as General Partner of AmeriGas Eagle Propane, L.P.